

September 4, 2013

Via Email
Mr. Michael R. McElwrath
Chief Executive Officer and President
Far East Energy Corporation
363 N. Sam Houston Parkway East, Suite 380
Houston, Texas 77060

> **Re:** **Far East Energy Corporation**
> **Registration Statement on Form S-3**
> **Filed August 13, 2013**
> **File No. 333-190589**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 21, 2013**
> **File No. 0-32455**

Dear Mr. McElwrath:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Undertakings, page 33

1. Please be certain to include all the undertakings which Item 512(a) of Regulation S-K requires you to provide. For example, it appears that you omit the undertaking set forth in subsection (a)(5)(ii) of Item 512. Please revise accordingly.

Exhibit 5.1

2. It is not appropriate for counsel to include in its opinion assumptions that are overly broad, assume away the relevant issue, or assume the material facts underlying the

opinion. For example, counsel should not assume that each of the warrants and the warrant agreements has been duly executed and delivered by the registrant and is validly and legally binding on the registrant. Please obtain from counsel and file a revised legal opinion which retains no such assumptions. See Sections II.A.2 and II.B.3.a. of Staff Legal Bulletin 19 (Corp. Fin.), October 14, 2011, which is available at www.sec.gov/interps/legal/cfslb19.htm .

Form 10-K for the Fiscal Year Ended December 31, 2012

Exhibits 31.1 and 31.2

3.   We note that the certifications filed as exhibits to your Form 10-K/A filed March 21, 2013, are materially incomplete, as both omit required paragraphs 4 and 5. Please file an amendment to your Form 10-K/A as filed March 21 that includes the entire periodic report and new, corrected certifications. Refer to Item 601(b)(31) of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director